Exhibit 15.2
CONSOLIDATED BALANCE SHEET
OF
TEEKAY GP L.L.C.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of
TEEKAY GP L.L.C.
We have audited the accompanying consolidated balance sheet of Teekay GP L.L.C. as of December 31, 2008. The balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this consolidated balance sheet based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated balance sheet referred to above presents fairly, in all material respects, the financial position of Teekay GP L.L.C. at December 31, 2008 in conformity with U.S. generally accepted accounting principles.

Vancouver, Canada	/s/ ERNST & YOUNG LLP
June 24, 2009	Chartered Accountants

TEEKAY GP L.L.C.
CONSOLIDATED BALANCE SHEET
(in thousands of U.S. dollars)

As at
December 31,
2008
$
ASSETS
Current
Cash and cash equivalents	121,182
Restricted cash — current (note 5)	28,384
Accounts receivable, including non-trade of $3,905	5,793
Prepaid expenses	5,329
Other current assets	7,266
Current portion of derivative assets (note 12)	13,078
Advances to affiliates (note 11e)	8,583

Total current assets	189,615

Restricted cash — long-term (note 5)	614,565

Vessels and equipment (note 9)
At cost, less accumulated depreciation of $121,233	1,078,526
Vessels under capital leases, at cost, less accumulated depreciation of $106,975 (note 5)	928,795
Advances on newbuilding contracts (note 13)	200,557

Total vessels and equipment	2,207,878

Investment in joint venture (note 11c)	64,382
Other assets	27,266
Derivative assets (note 12)	154,248
Intangible assets — net (note 6)	141,805
Goodwill (note 6)	35,631

Total assets	3,435,390

LIABILITIES AND MEMBER’S EQUITY
Current
Accounts payable	10,838
Accrued liabilities (note 8)	24,071
Unearned revenue	9,705
Current portion of long-term debt (note 9)	76,801
Current obligations under capital lease (note 5)	147,616
Current portion of derivative liabilities (note 12)	35,182
Advances from joint venture partners (note 7)	1,236
Advances from affiliates (note 11e)	73,064

Total current liabilities	378,513

Long-term debt (note 9)	1,305,810
Long-term obligations under capital lease (note 5)	669,725
Derivative liabilities (note 12)	225,420
Other long-term liabilities (note 5)	44,668

Total liabilities	2,624,136

Commitments and contingencies (notes 5, 11 and 13)

Non-controlling interest	792,596

Member’s equity
Member’s equity	18,658

Total member’s equity	18,658

Total liabilities and member’s equity	3,435,390

The accompanying notes are an integral part of the consolidated balance sheet.

TEEKAY GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
1.	Summary of Significant Accounting Policies
Basis of presentation
Teekay GP L.L.C. (or the Company or the General Partner), a Marshall Islands limited liability company, was formed on November 2, 2004 to become the General Partner of Teekay LNG Partners L.P. (or the Partnership). The Company is a wholly owned subsidiary of Teekay Corporation. On November 9, 2004, Teekay Corporation contributed $1,000 to the Company in exchange for a 100% ownership interest. The Company originally invested $20 in the Partnership for its 2% General Partner interest.
On November 3, 2004, Teekay Corporation formed the Partnership to own and operate the liquefied natural gas (or LNG) and Suezmax crude oil marine transportation businesses conducted by Teekay Luxembourg S.a.r.l. (or Luxco) and its subsidiaries (collectively, the Predecessor). On May 6, 2005, Teekay Corporation contributed to the Partnership all of the outstanding shares of Luxco, all but $54.9 million of notes receivable from Luxco, and all of the equity interests of Granada Spirit L.L.C. (which owns the Suezmax tanker, the Granada Spirit), in connection with the Partnership’s initial public offering of common units, which represent limited partner interests in the Partnership. The Partnership subsequently repaid the $54.9 million note receivable. In exchange for the equity interests and assets, Teekay Corporation received 8,734,572 common units and 14,734,572 subordinated units from the Partnership. The Company received a 2% General Partner interest and all of the incentive distribution rights in the Partnership.
During November 2005, Teekay Corporation contributed a further $2.6 million of member’s equity into the Company to maintain its 2% General Partner interest in connection with the Partnership’s follow-on offering of 4.6 million common units during November 2005 to maintain its 2% General Partner interest (see Note 3).
This consolidated balance sheet has been prepared in accordance with the United States generally accepted accounting principles (or GAAP). Effective January 1, 2006, we began consolidating the Partnership on a prospective basis in accordance with Emerging Issues Task Force Issue No. 04-5, “Determining Whether a General Partner, of the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights” (EITF 04-5). EITF 04-5 presumes that a General Partner controls a limited partnership and therefore should consolidate the partnership in the financial statements of the General Partner. Included in the consolidated balance sheet since November 1, 2006 is Teekay Nakilat (III) Holdings Corporation (or Teekay Nakilat (III)), a variable interest entity up to May 6, 2008. Also included since November 1, 2006 is Teekay Tangguh Holdings Corporation (or Teekay Tangguh) and since July 28, 2008 DHJS Hull No. 2007-001 and -002 LLC (or the Skaugen Multigas Carriers), which both are variable interest entities for which the Partnership is the primary beneficiary (see Note 13a). Significant intercompany balances and transactions have been eliminated upon consolidation.
On May 6, 2008, the Partnership acquired Teekay Corporation’s 100% ownership interest in Teekay Nakilat (III) in exchange for a non-interest bearing and unsecured promissory note. Teekay Nakilat (III) owns 40% of Teekay Nakilat (III) Corporation (the RasGas 3 Joint Venture), which in turn has a 100% interest relating to four LNG carriers (the RasGas 3 LNG Carriers) (see Note 10c). On the date the first vessel was delivered to the RasGas 3 Joint Venture from the shipyard, the Partnership acquired the shares of Teekay Nakilat (III) and, therefore, Teekay Nakilat (III) was no longer a variable interest entity and its results form part of the consolidated financial statements (see Note 13a).
On July 28, 2008, Teekay Corporation signed contracts for the purchase of two newbuilding multigas ships from subsidiaries of I.M. Skaugen ASA (or Skaugen). The Partnership agreed to acquire these vessels upon their delivery; pending acquisition by the Partnership, these subsidiaries are considered variable interest entities. As a result, the Partnership’s consolidated financial statements reflect the financial position, results of operations and cash flows of these two newbuilding multigas ships from July 28, 2008 (see Note 13a).
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the balance sheet and accompanying notes. Actual results could differ from those estimates.
Reporting currency
The consolidated balance sheet and notes to the consolidated balance sheet are stated in U.S. Dollars. The functional currency of the Partnership is U.S. dollars because the Partnership operates in international shipping markets, the Partnership’s primary economic environment, which typically utilizes the U.S. Dollar as the functional currency. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year-end exchange rates. Resulting gains or losses are included in income.
Cash and cash equivalents
The Company classifies all highly-liquid investments with a maturity date of three months or less when purchased as cash and cash equivalents.
Accounts receivable and allowance for doubtful accounts
Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Partnership’s best estimate of the amount of probable credit losses in existing accounts receivable. The Partnership determines the allowance based on historical write-off experience and customer economic data. The Partnership reviews the allowance for doubtful accounts regularly and past due balances are reviewed for collectability. Account balances are charged off against the allowance when the Partnership believes that the receivable will not be recovered.

TEEKAY GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
Vessels and equipment
All pre-delivery costs incurred during the construction of newbuildings, including interest and supervision and technical costs, are capitalized. The acquisition cost (net of any government grants received) and all costs incurred to restore used vessels purchased by the Partnership to the standards required to properly service the Partnership’s customers are capitalized.
Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years for Suezmax tankers, 30 years for LPG carriers and 35 years for LNG carriers, from the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Partnership from operating the vessels for 25 years, 30 years, or 35 years, respectively. Depreciation of vessels and equipment (including depreciation attributable to the Dropdown Predecessor) for the year ended December 31, 2008 aggregated $64.2 million. Depreciation and amortization includes depreciation on all owned vessels and amortization of vessels accounted for as capital leases.
Vessel capital modifications include the addition of new equipment or can encompass various modifications to the vessel which are aimed at improving or increasing the operational efficiency and functionality of the asset. This type of expenditure is amortized over the estimated useful life of the modification. Expenditures covering recurring routine repairs and maintenance are expensed as incurred.
During the year ended December 31, 2008, $7.4 million of critical spares inventory was reclassified from other assets to vessels and equipment and is being depreciated over the remaining life of the assets (34 years) on a straight-line basis.
Interest costs capitalized to vessels and equipment for the year ended December 31, 2008 aggregated $11.4 million.
Gains on vessels sold and leased back under capital leases are deferred and amortized over the remaining estimated useful life of the vessel. Losses on vessels sold and leased back under capital leases are recognized immediately when the fair value of the vessel at the time of sale-leaseback is less than its book value. In such case, the Partnership would recognize a loss in the amount by which book value exceeds fair value.
Generally, the Partnership drydocks each LNG and LPG carrier and Suezmax tanker every five years. In addition, a shipping society classification intermediate survey is performed on the Partnership’s LNG and LPG carriers between the second and third year of the five-year drydocking period. The Partnership capitalizes a portion of the costs incurred during drydocking and for the survey and amortizes those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion date of the next drydocking. The Partnership includes in capitalized drydocking those costs incurred as part of the drydocking to meet regulatory requirements, or expenditures that either add economic life to the vessel, increase the vessel’s earning capacity or improve the vessel’s operating efficiency. The Partnership expenses costs related to routine repairs and maintenance performed during drydocking that do not improve operating efficiency or extend the useful lives of the assets. When significant drydocking expenditures occur prior to the expiration of the original amortization period, the remaining unamortized balance of the original drydocking cost and any unamortized intermediate survey costs are expensed in the month of the subsequent drydocking.
Drydocking activity for the year ended December 31, 2008 is summarized as follows:

Year Ended
December 31,
2008
$

Balance at January 1,	6,854
Cost incurred for drydocking	11,966
Drydock amortization	(3,563)

Balance at December 31,	15,257

Vessels and equipment that are “held and used” are assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. If the asset’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life, the carrying amount of the asset is reduced to its estimated fair value. Estimated fair value is determined based on discounted cash flows or appraised values.
Investment in joint venture
Teekay Nakilat (III) has a 40% interest in a joint venture which owns four LNG carriers (see Notes 11c and 13a). The joint venture is considered a variable interest entity; however, the Partnership is not the primary beneficiary and as a result, the joint venture is accounted for using the equity method, whereby the investment is carried at the Partnership’s original cost plus its proportionate share of undistributed earnings. The Partnership’s maximum exposure to loss is the amount it has invested in the joint venture.
Debt issuance costs
Debt issuance costs, including fees, commissions and legal expenses, are presented as other assets and are deferred and amortized on a straight-line basis over the term of the relevant loan. Amortization of debt issuance costs is included in interest expense.

TEEKAY GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
Goodwill and intangible assets
Goodwill and indefinite lived intangible assets are not amortized, but reviewed for impairment annually or more frequently if impairment indicators arise. A fair value approach is used to identify potential goodwill impairment and, when necessary, measure the amount of impairment. The Partnership uses a discounted cash flow model to determine the fair value of reporting units, unless there is a readily determinable fair market value. Intangible assets with finite lives are amortized over their useful lives.
The Partnership’s intangible assets consist of acquired time-charter contracts and are amortized on a straight-line basis over the remaining term of the time charters.
Derivative instruments
All derivative instruments are initially recorded at cost as either assets or liabilities in the accompanying Consolidated Balance Sheet and subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and also qualifies for hedge accounting. The Partnership currently does not apply hedge accounting to its derivative instruments.
However, when a derivative is designated as a cash flow hedge, the Partnership formally documents the relationship between the derivative and the hedged item. This documentation includes the strategy and risk management objective for undertaking the hedge and the method that will be used to assess the effectiveness of the hedge. Any hedge ineffectiveness is recognized immediately in earnings, as are any gains and losses on the derivative that are excluded from the assessment of hedge effectiveness. The Partnership does not apply hedge accounting if it is determined that the hedge was not effective or will no longer be effective, the derivative was sold or exercised, or the hedged item was sold or repaid.
For derivative financial instruments designated and qualifying as cash flow hedges, changes in the fair value of the effective portion of the derivative financial instruments are initially recorded as a component of accumulated other comprehensive income in partners’ equity. In the periods when the hedged items affect earnings, the associated fair value changes on the hedging derivatives are transferred from partners’ equity to the corresponding earnings line item. The ineffective portion of the change in fair value of the derivative financial instruments is immediately recognized in earnings. If a cash flow hedge is terminated and the originally hedged items is still considered possible of occurring, the gains and losses initially recognized in partners’ equity remain there until the hedged item impacts earnings at which point they are transferred to the corresponding earnings line item (i.e. interest expense). If the hedged items are no longer possible of occurring, amounts recognized in partners’ equity are immediately transferred to earnings.
For derivative financial instruments that are not designated or that do not qualify as hedges under SFAS No. 133, the changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Partnership’s non-designated interest rate swaps related to long-term debt or capital lease obligations are recorded in interest expense. Gains and losses from the Partnership’s interest rate swaps related to restricted cash deposits are recorded in interest income. Gains and losses related to the Partnership’s agreement with Teekay Corporation for the Suezmax tanker the Toledo Spirit are recorded in voyage revenues (see Note 11g).
Income taxes
All but two of Teekay Spain’s Spanish-flagged vessels are subject to the Spanish Tonnage Tax Regime (or TTR). Under this regime, the applicable tax is based on the weight (measured as net tonnage) of the vessel and the number of days during the taxable period that the vessel is at the Partnership’s disposal, excluding time required for repairs. The income Teekay Spain receives with respect to the remaining two Spanish-flagged vessels is taxed in Spain at a rate of 30%. However, these two vessels are registered in the Canary Islands Special Ship Registry. Consequently, Teekay Spain is allowed a credit, equal to 90% of the tax payable on income from the commercial operation of these vessels, against the tax otherwise payable. This effectively results in an income tax rate of approximately 3% on income from the operation of these two Spanish-flagged vessels.
Included in other assets are deferred income taxes of $3.5 million as at December 31, 2008. The Partnership accounts for these taxes using the liability method pursuant to SFAS No. 109, Accounting for Income Taxes. The Partnership may also pay a minimal amount of tax in Luxembourg and the United Kingdom.
In July 2006, the Financial Accounting Standards Board (or FASB) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (or FIN 48). This interpretation clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 requires companies to determine whether it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the financial statements based on guidance in the interpretation.
The Partnership adopted FIN 48 as of January 1, 2007. The adoption of FIN 48 did not have material impact on the Partnership’s financial position and results of operations. As of December 31, 2008 and December 31, 2007, the Partnership did not have any material accrued interest and penalties relating to income taxes.

TEEKAY GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
As of December 31, 2007, the Partnership had unrecognized tax benefits of 3.4 million Euros (approximately $5.4 million) relating to a re-investment tax credit related to a 2005 annual tax filing. During the third quarter of 2008, the Partnership received the refund on the re-investment tax credit and met the more-likely-than-not recognition threshold during the period. As a result, the Partnership has reflected this refund as a credit to equity as the original vessel sale transaction was a related party transaction reflected in equity.
The Partnership recognizes interest and penalties related to uncertain tax positions in income tax expense. The tax years 2004 through 2008 currently remain open to examination by the major tax jurisdiction to which the Partnership is subject.
Guarantee liability
The fair value of the Partnership’s guarantee liabilities are determined and recorded as liabilities at the time the guarantees are given. The initial liability is subsequently reduced as the Partnership is released from exposure under the guarantees. The Partnership amortizes the guarantee liabilities over the relevant time period as part of other income on its statements of income. When it becomes probable that the Partnership will have to perform on a guarantee, the Partnership will accrue a separate liability if it is reasonably estimable, based on the facts and circumstances at that time.
Accounting for stock-based compensation
Stock options granted to Partnership employees under Teekay Corporation’s stock option plan have a 10-year term and vest equally over three years from the grant date. All outstanding options expire between May 28, 2006 and March 7, 2017, ten years after the date of each respective grant. As of December 31, 2008, there was $0.5 million of total unrecognized compensation cost related to nonvested stock options granted to employees of the Partnership. Recognition of this compensation is expected to be $0.3 million (2009) and $0.2 million (2010).
The weighted-average grant-date fair value of options granted during the year ended December 31, 2008 was $9.31 per option. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model. The resulting compensation expense is being amortized over three years using the straight-line method. The following weighted-average assumptions were used in computing the fair value of the options granted: expected volatility of 29.9% in 2008 and 28.4% in 2007; expected life of five years; dividend yield of 2.5% in 2008 and 2.0% in 2007; and risk-free interest rate of 2.4% in 2008 and 4.5% in 2007.
Recent Accounting Pronouncements
In April 2009, the Financial Accounting Standards Board (or FASB) issued Statement of Financial Accounting Standards (or SFAS) 115-2 and SFAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments. This statement changes existing accounting requirements for other-than-temporary impairment. SFAS 115-2 is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Partnership is currently evaluating the potential impact, if any, of the adoption of SFAS 115-2 on its consolidated results of operations and financial condition.
In April 2009, the FASB issued SFAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability has Significantly Decreased and Identifying Transactions that are Not Orderly. SFAS 157-4 amends SFAS 157, Fair Value Measurements to provide additional guidance on estimating fair value when the volume and level of transaction activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. SFAS 157-4 also provides additional guidance on circumstances that may indicate that a transaction is not orderly. SFAS 157-4 supersedes SFAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active. The guidance in SFAS 157-4 is effective for interim and annual reporting periods ending after June 15, 2009. Early adoption is permitted, but only for periods ending after March 15, 2009. The Partnership is currently evaluating the potential impact, if any, of the adoption of SFAS 157-4 on its consolidated results of operations and financial condition.
In April 2009, the FASB issued SFAS 107-1 and APB 28-1, Interim Disclosures About Fair Value of Financial Instruments. SFAS 107-1 extends the disclosure requirements of SFAS 107, Disclosures about Fair Value of Financial Instruments to interim financial statements of publicly traded companies as defined in APB Opinion No. 28, Interim Financial Reporting. SFAS 107-1 is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Partnership is currently evaluating the potential impact, if any, of the adoption of SFAS 107-1 on its consolidated results of operations and financial condition.
In April 2009, the FASB issued SFAS 141(R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination that Arise from Contingencies. This statement amends SFAS 141, Business Combinations, to require that assets acquired and liabilities assumed in a business combination that arise from contingencies be recognized at fair value, in accordance with SFAS 157, if the fair value can be determined during the measurement period. SFAS 141(R)-1 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Partnership is currently evaluating the potential impact, if any, of the adoption of SFAS 141(R)-1 on its consolidated results of operations and financial condition.
In March 2008, the FASB ratified a consensus opinion reached by the Emerging Issues Task Force (or EITF) on EITF Issue No. 07-4, Application of the Two-Class Method under FASB Statement No. 128, Earnings per Share to Master Limited Partnerships (or EITF Issue No. 07-4). The guidance in EITF Issue No. 07-4 requires incentive distribution rights in a master limited partnership to be treated as participating securities for the purposes of computing earnings per share and provides guidance on how earnings should be allocated to the various partnership interests. The consensus in EITF Issue No. 07-4 is effective for fiscal years beginning after December 15, 2008. The Partnership is currently evaluating the potential impact, if any, of the adoption of EITF Issue No. 07-4 on its consolidated results of operations and financial condition.
In March 2008, the FASB issued SFAS No. 161: Disclosures about Derivative Instruments and Hedging Activities, an amendment of Statement of Financial Accounting Standards No. 133 (or SFAS 161). The statement requires qualitative disclosures about an entity’s objectives and strategies for using derivatives and quantitative disclosures about how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS 161 is effective for fiscal years, and interim periods within those fiscal years, beginning after November 15, 2008, with early application allowed. SFAS 161 allows but does not require, comparative disclosures for earlier periods at initial adoption.
In December 2007, the FASB issued SFAS No. 141(R): Business Combinations (or SFAS 141(R)), which replaces SFAS No. 141, Business Combinations. This statement establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. The Partnership is currently evaluating the potential impact, if any, of the adoption of SFAS 141(R) on its consolidated results of operations and financial condition.
In December 2007, the FASB issued SFAS No. 160: Noncontrolling Interests in Consolidated Financial Statements, an Amendment of Accounting Research Bulletin No. 51 (or SFAS 160). This statement establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Partnership is currently evaluating the potential impact, if any, of the adoption of SFAS 160 on its consolidated results of operations and financial condition.

TEEKAY GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
2.	Fair Value Measurements
Effective January 1, 2008, the Partnership adopted SFAS No. 157, Fair Value Measurements. In accordance with Financial Accounting Standards Board Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157, the Partnership deferred the adoption of SFAS No. 157 for its nonfinancial assets and nonfinancial liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until January 1, 2009. The adoption of SFAS No. 157 did not have a material impact on the Partnership’s fair value measurements.
SFAS No. 157 clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosure about the use of fair value measurements. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:
Level 1. Observable inputs such as quoted prices in active markets;
Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
The following table presents the Partnership’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.

	Fair Value at
	December
	31, 2008
	Asset /
	(Liability)	Level 1	Level 2	Level 3
	$	$	$	$

Interest rate swap agreements — assets (1)	167,390	—	167,390	—
Interest rate swap agreements — liabilities (1)	(243,448)	—	(243,448)	—
Other derivatives (2)	(17,955)	—	—	(17,955)
(1) The fair value of the Partnership’s interest rate swap agreements is the estimated amount that the Partnership would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current credit worthiness of both the Partnership and the swap counterparties. The estimated amount is the present value of future cash flows. Given the current volatility in the credit markets, it is reasonably possible that the amount recorded as derivative assets and liabilities could vary by a material amount in the near term.
(2) The Partnership’s other derivative agreement is between Teekay Corporation and the Partnership and relates to hire payments under the time-charter contract for the Toledo Spirit (see Note 11g). The fair value of this derivative agreement is the estimated amount that the Partnership would receive or pay to terminate the agreement at the reporting date, based on the present value of Partnership’s projection of future spot market rates, which has been derived from current spot market rates and long-term historical average rates.
Changes in fair value during the year ended December 31, 2008 for assets and liabilities that are measured at fair value on a recurring basis using significant unobservable inputs (Level 3) are as follows:

Asset/(Liability)
$
Fair value at December 31, 2007	(15,952)
Total unrealized losses reflected as a reduction of voyage revenues	(2,003)

Fair value at December 31, 2008	(17,955)

3.	Public Offerings
On April 23, 2008, the Partnership completed a follow-on public offering of 5.0 million common units at a price of $28.75 per unit, for gross proceeds of approximately $143.8 million. On May 8, 2008, the underwriters partially exercised their over-allotment option and purchased an additional 375,000 common units for an additional $10.8 million in gross proceeds to the Partnership. Concurrently with the public offering, Teekay Corporation acquired 1.7 million common units of the Partnership at the same public offering price for a total cost of $50.0 million. As a result of these equity transactions, the Partnership raised gross equity proceeds of $208.7 million (including the General Partner’s 2% proportionate capital contribution), and Teekay Corporation’s ownership in the Partnership was reduced from 63.7% to 57.7% (including its indirect 2% general partner interest). The Partnership used the total net proceeds from the equity offerings of approximately $202.5 million to reduce amounts outstanding under the Partnership’s revolving credit facilities that were used to fund the acquisitions of interests in LNG carriers.
The proceeds received by the Partnership from the public offering and the use of those proceeds are summarized as follows:

Follow-On
Offering
(April 2008)
$
Proceeds received:
Sale of 7,114,130 common units at $28.75 per unit	204,531
General Partner contribution	4,174

208,705

Use of proceeds from sale of common units:
Underwriting and structuring fees	5,761
Professional fees and other offering expenses to third parties	425
Working capital	202,519

208,705

During 2008, the board of directors of our General Partner authorized the award by the Partnership of 1,049 common units to each of the four non-employee directors with a value of approximately $30,000 for each award. The Chairman was awarded 2,274 common units with a value of approximately $65,000. These common units were purchased by the Partnership in the open market in April 2008.
4.	Segment Reporting
The Partnership has two reportable segments: its liquefied gas segment and its Suezmax tanker segment. The Partnership’s liquefied gas segment consists of LNG carriers and an LPG carrier subject to long-term, fixed-rate time charters to international energy companies. As at December 31, 2008, the Partnership’s liquefied gas segment consisted of fourteen LNG carriers (including the four RasGas 3 LNG Carriers that had then been delivered and which are accounted for under the equity method) and one LPG carrier, with the Partnership’s range of ownership in these vessels being between 40% and 100%. The Partnership’s Suezmax tanker segment consists of eight 100% owned Suezmax-class crude oil tankers operating on long-term, fixed-rate time-charter contracts to international energy companies. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Partnership’s audited consolidated financial statements.
A reconciliation of total the segment assets to total assets presented in the consolidated balance sheet is as follows:

December 31,
2008
$

Total assets of the liquefied gas segment	2,899,689
Total assets of the Suezmax tanker segment	396,131
Cash and cash equivalents	121,182
Accounts receivable, prepaid expenses and other assets	18,388

Consolidated total assets	3,435,390

TEEKAY GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
5.	Leases and Restricted Cash
Capital Lease Obligations
RasGas II LNG Carriers. As at December 31, 2008, the Partnership owned a 70% interest in Teekay Nakilat Corporation (or Teekay Nakilat), which is the lessee under 30-year capital lease arrangements relating to three LNG carriers (or the RasGas II LNG Carriers) that operate under time-charter contracts with Ras Laffan Liquefied Natural Gas Co. Limited (II), a joint venture between Qatar Petroleum and ExxonMobil RasGas Inc., a subsidiary of ExxonMobil Corporation. All amounts below relating to the RasGas II LNG Carriers capital leases include the Partnership’s joint venture partner’s 30% share.
Under the terms of the RasGas II capital lease arrangements, the lessor claims tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee. Lease payments under the rentals payable under the lease arrangements are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the lease payments to maintain its agreed after-tax margin. During 2008 the Partnership agreed under the terms of its tax lease indemnification guarantee to increase its capital lease payments for its three LNG carriers to compensate the lessor for losses suffered as a result of changes in tax rates. The estimated increase in lease payments is approximately $8.1 million over the term of the lease and the Partnership’s carrying amount of the remaining tax indemnification guarantee is $9.5 million. Both amounts are included as part of other long-term liabilities in the Partnership’s consolidated balance sheets. The tax indemnification would be for a total 36 years, which is the duration of the lease contract with the third party plus the years it would take for the lease payments to be statute barred. There is no maximum potential amount of future payments however, Teekay Nakilat may terminate the lease arrangements on a voluntary basis at any time. If the lease arrangements terminate, Teekay Nakilat will be required to pay termination sums to the lessor sufficient to repay the lessor’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation.
At their inception, the weighted-average interest rate implicit in these leases was 5.2%. These capital leases are variable-rate capital leases. As at December 31, 2008, the commitments under these capital leases approximated $1,073.1 million, including imputed interest of $603.7 million, repayable as follows:

Year	Commitment
2009	$24.0 million
2010	$24.0 million
2011	$24.0 million
2012	$24.0 million
2013	$24.0 million
Thereafter	$953.1 million
Spanish-Flagged LNG Carrier. As at December 31, 2008, the Partnership was a party to a capital lease on one LNG carrier (the Madrid Spirit) which is structured as a “Spanish tax lease”. The Partnership was a party to a similar Spanish tax lease for another LNG carrier (the Catalunya Spirit) until it purchased the vessel pursuant to the capital lease in December 2006. Under the terms of the Spanish tax lease for the Madrid Spirit, which includes the Partnership’s contractual right to full operation of the vessel pursuant to a bareboat charter, the Partnership will purchase the vessel at the end of the lease term in 2011. The purchase obligation has been fully funded with restricted cash deposits described below. At its inception, the interest rate implicit in the Spanish tax lease was 5.8%. As at December 31, 2008, the commitments under this capital lease, including the purchase obligation, approximated 117.4 million Euros ($164.0 million), including imputed interest of 14.7 million Euros ($20.5 million), repayable as follows:

Year	Commitment
2009	25.6 million Euros ($35.8 million)
2010	26.9 million Euros ($37.6 million)
2011	64.8 million Euros ($90.6 million)
Suezmax Tankers. As at December 31, 2008, the Partnership was a party to capital leases on five Suezmax tankers. Under the terms of the lease arrangements, which include the Partnership’s contractual right to full operation of the vessels pursuant to bareboat charters, the Partnership is required to purchase these vessels after the end of their respective lease terms for a fixed price. At the inception of these leases, the weighted-average interest rate implicit in these leases was 7.4%. These capital leases are variable-rate capital leases; however, any change in our lease payments resulting from changes in interest rates is offset by a corresponding change in the charter hire payments received by the Partnership. As at December 31, 2008, the remaining commitments under these capital leases, including the purchase obligations, approximated $226.8 million, including imputed interest of $22.4 million, repayable as follows:

Year	Commitment
2009	$134.4 million
2010	$8.4 million
2011	$84.0 million

TEEKAY GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
The Partnership’s capital leases do not contain financial or restrictive covenants other than those relating to operation and maintenance of the vessels.
Operating Lease Obligations
Teekay Tangguh Joint Venture. Teekay Tangguh owns a 70% interest in Teekay BLT Corporation (or the Teekay Tangguh Joint Venture) and is considered a variable interest entity for the Partnership (see Notes 8 and 10b).
As at December 31, 2008, the Teekay Tangguh Joint Venture was a party to an operating lease whereby it is the lessor and is leasing its LNG carriers upon delivery to a third party company (or Head Lease).The Teekay Tangguh Joint Venture is then leasing back the LNG carriers from the same third party company upon delivery to the charterers (or Sublease). Under the terms of these leases, the third party company claims tax depreciation on the capital expenditures it incurred to lease the vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the Teekay Tangguh Joint Venture. Lease payments under the Sublease are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the third party company is entitled to increase the lease payments under the Sublease to maintain its agreed after-tax margin. The Teekay Tangguh Joint Venture carrying amount of this tax indemnification is $11.2 million and is included as part of other long-term liabilities in the accompanying consolidated balance sheets of the Partnership. The tax indemnification would be for a total of 26 years, which is the duration of the lease contract with the third party plus the years it would take for the lease payments to be statute barred. There is no maximum potential amount of future payments however, the Teekay Tangguh Joint Venture may terminate the lease arrangements on a voluntary basis at any time. If the lease arrangements terminate, the Teekay Tangguh Joint Venture will be required to pay termination sums to the third party company sufficient to repay the third party company’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation. Both the Head Lease and the Sublease have 20 year terms and are classified as operating leases.
As at December 31, 2008, the total future minimum rental payments to be received and paid under the lease contract are as follows:

Year	Rental Receipts	Rental Payments
2009	$41,343	$18,492
2010	$28,892	$25,077
2011	$28,875	$25,077
2012	$28,859	$25,077
2013	$28,843	$25,077
Thereafter	$332,563	$382,531
Restricted Cash
Under the terms of the capital leases for the RasGas II and Spanish-flagged LNG Carriers described above, the Partnership is required to have on deposit with financial institutions an amount of cash that, together with interest earned on the deposits, will equal the remaining amounts owing under the leases, including the obligations to purchase the Spanish-flagged LNG carrier at the end of the lease period. These cash deposits are restricted to being used for capital lease payments and have been fully funded primarily with term loans (see Note 9). The interest rates earned on the deposits approximate the interest rates implicit in the leases.
As at December 31, 2008 the amount of restricted cash on deposit for the three RasGas II LNG Carriers was $487.4 million. As at December 31, 2008 the weighted-average interest rates earned on the deposits were 4.8%.
As at December 31, 2008 the amount of restricted cash on deposit for the Spanish-Flagged LNG carrier was 104.7 million Euros ($146.2 million). As at December 31, 2008 the weighted-average interest rate earned on these deposits was 5.0%.
The Partnership also maintains restricted cash deposits relating to certain term loans, which cash totaled $9.3 million as at December 31, 2008.
Operating Leases
As at December 31, 2008 and 2007, all of the Partnership’s vessels that were earning time charter revenues were accounted for as operating leases. As at December 31, 2008, minimum scheduled future revenues in the next five years to be received by the Partnership under these time charters then in place were approximately $254.7 million (2009), $254.7 million (2010), $254.7 million (2011), $254.7 million (2012) and $218.9 million (2013). The minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years.

TEEKAY GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
6.	Intangible Assets and Goodwill
As at December 31, 2008 and 2007, intangible assets consisted of time-charter contracts with a weighted-average amortization period of 19.2 years.
The carrying amount of intangible assets as at December 31, 2008 and 2007 for the Partnership’s reportable segments is as follows:

December 31,
2008
$
Gross carrying amount	182,552
Accumulated amortization	(40,747)

Net carrying amount	141,805

The carrying amount of goodwill as at December 31, 2008 for the Partnership’s reporting segments are as follows:

Suezmax
	Liquefied Gas	Tanker
	Segment	Segment	Total
	$	$	$
Balance as at December 31, 2008	35,631	—	35,631

Due to the decline in market conditions, the Partnership conducted an interim impairment review of its reporting units during the third quarter of 2008. The fair value of the reporting units was estimated using the expected present value of future cash flows. The fair value of the reporting units were compared to their carrying values at September 30, 2008 and it was determined that the fair value attributable to the Partnership’s Suezmax tanker segment was less than its carrying value. As a result, a goodwill impairment loss of $3.6 million was recognized in the Suezmax tanker reporting unit during the third quarter of 2008.
7.	Advances from Joint Venture Partners

December 31,
2008
$
Advances from BLT LNG Tangguh Corporation (note 11b)	1,179
Advances from Qatar Gas Transport Company Ltd. (Nakilat)	57

Total advances from affiliates and joint venture partners	1,236

Advances from joint venture partners are non-interest bearing and unsecured.
8.	Accrued Liabilities

December 31,
2008
$
Voyage and vessel expenses	9,933
Interest	11,977
Payroll and benefits (1)	2,161

Total	24,071

(1)	As at December 31, 2008 $1.4 million of accrued liabilities relates to crewing and manning costs payable to the subsidiaries of Teekay Corporation (see Note 10h).
9.	Long-Term Debt

December 31,
2008
$

U.S. Dollar-denominated Revolving Credit Facilities due through 2018	215,000
U.S. Dollar-denominated Term Loans due through 2019	421,517
U.S. Dollar-denominated Term Loans due through 2021(1)	139,607
U.S. Dollar-denominated Term Loans due through 2021	174,999
U.S. Dollar-denominated Unsecured Loan(1)	499
U.S. Dollar-denominated Unsecured Loan	645
U.S. Dollar-denominated Unsecured Demand Loan	16,200
Euro-denominated Term Loans due through 2023	414,144

Total	1,382,611
Less current portion	50,805
Less current portion (newbuilding vessel financing)(1)	25,996

Total	1,305,810

(1)	As at December 31, 2008, long-term debt related to newbuilding vessels to be delivered was $140.1 million.

TEEKAY GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
As at December 31, 2008, the Partnership had three long-term revolving credit facilities (or the Revolvers) available, which, as at such date, provided for borrowings of up to $589.2 million, of which $374.2 million was undrawn. Interest payments are based on LIBOR plus margins. The amount available under the revolving credit facilities reduces by $31.0 million (2009), $31.6 million (2010), $32.2 million (2011), $32.9 million (2012), $33.7 million (2013) and $427.8 million (thereafter). All the revolving credit facilities may be used by the Partnership to fund general partnership purposes and to fund cash distributions. The Partnership is required to reduce all borrowings used to fund cash distributions to zero for a period of at least 15 consecutive days during any 12-month period. The revolving credit facilities are collateralized by first-priority mortgages granted on seven of the Partnership’s vessels, together with other related security, and include a guarantee from the Partnership or its subsidiaries of all outstanding amounts.
The Partnership has a U.S. Dollar-denominated term loan outstanding, which, as at December 31, 2008, totaled $421.5 million, of which $253.3 million bears interest at a fixed rate of 5.39% and requires quarterly payments. The remaining $168.2 million bears interest based on LIBOR plus a margin and will require bullet repayments of approximately $56.0 million per vessel due at maturity in 2018 and 2019. The term loan is collateralized by first-priority mortgages on three vessels, together with certain other related security and certain guarantees from the Partnership.
Teekay Nakilat (III) owns a 40% interest in the RasGas 3 Joint Venture. The RasGas 3 Joint Venture owns four LNG newbuilding carriers, which delivered during 2008, and the related 25-year fixed-rate, time-charter contracts. On November 1, 2006, the Partnership agreed to purchase Teekay Corporation’s 100% interest in Teekay Nakilat (III), which caused the Partnership to become the primary beneficiary of this variable interest entity (see Notes 11c and 13a). Teekay Nakilat (III) has a U.S. Dollar-denominated term loan outstanding, which, as at December 31, 2008 and 2007, totaled nil and $601.0 million and represents 100% of the RasGas 3 term loan which was used to fund advances on similar terms and conditions to the joint venture. Interest payments on the term loan are based on LIBOR plus a margin. On December 31, 2008 Teekay Nakilat (III) and its joint venture partner, QGTC Nakilat (1643-6) Holdings Corporation (or QGTC 3), novated the RasGas 3 term loan and their interest rate swap agreements to the RasGas 3 Joint Venture for no consideration. As a result, the RasGas 3 Joint Venture assumed all the rights, liabilities and obligations of Teekay Nakilat (III) and QGTC 3 under the terms of the RasGas 3 term loan and the interest rate swap agreements. Teekay Nakilat (III) has guaranteed 40% of the RasGas 3 Joint Venture’s obligations that exceeds 20% of the notional amounts of each of the related interest rate swap agreements.
Teekay Tangguh owns a 70% interest in the Teekay Tangguh Joint Venture. The Teekay Tangguh Joint Venture owns two LNG newbuilding carriers (or the Tangguh LNG Carriers), which delivered in November 2008 and March 2009, and the related 20-year fixed-rate, time-charter contracts. On November 1, 2006, the Partnership agreed to purchase Teekay Corporation’s 100% interest in Teekay Tangguh, which caused the Partnership to become the primary beneficiary of this variable interest entity (see Note 11b and 13a). As at December 31, 2008, the Teekay Tangguh Joint Venture had a loan facility, which, as at such date, provided for borrowings of up to $371.0 million, of which $56.4 million was undrawn. Interest payments on the loan are based on LIBOR plus margins. At December 31, 2008, the margins ranged between 0.30% and 0.80%. Following delivery of the vessels, interest payments on one tranche under the loan facility are based on LIBOR plus 0.30%, while interest payments on the second tranche are based on LIBOR plus 0.625%. Commencing three months after delivery of each vessel, one tranche (total value of $324.5 million) reduces in quarterly payments while the other tranche (total value of up to $190.0 million) correspondingly is drawn up with a final $95.0 million bullet payment per vessel due twelve years and three months from each vessel delivery date. This loan facility is collateralized by first-priority mortgages on the vessels to which the loan relates, together with certain other security and is guaranteed by Teekay Corporation. If the Partnership acquires Teekay Corporation’s ownership interest in the Teekay Tangguh Joint Venture, the rights and obligations of Teekay Corporation under the guarantee may, upon the fulfillment of certain conditions, be transferred to the Partnership (see Note 13c).
The Partnership has a U.S. Dollar-denominated demand loan outstanding owing to Teekay Nakilat’s joint venture partner, which, as at December 31, 2008, totaled $16.2 million, including accrued interest. Interest payments on this loan, which are based on a fixed interest rate of 4.84%, commenced in February 2008. The loan is repayable on demand no earlier than February 27, 2027.
The Partnership has two Euro-denominated term loans outstanding, which, as at December 31, 2008 totaled 296.4 million Euros ($414.1 million). These loans were used to make restricted cash deposits that fully fund payments under capital leases for the LNG carriers the Madrid Spirit and the Catalunya Spirit (see Note 5). Interest payments are based on EURIBOR plus a margin. The term loans have varying maturities through 2023 and monthly payments that reduce over time. The term loans are collateralized by first-priority mortgages on the vessels to which the loans relate, together with certain other related security and guarantees from one of the Partnership’s subsidiaries.
The weighted-average effective interest rate for the Partnership’s long-term debt outstanding at December 31, 2008 and December 31, 2007 was 3.6% and 5.5%, respectively. These rates do not reflect the effect of related interest rate swaps that the Partnership has used to economically hedge certain of its floating-rate debt (see Note 12). At December 31, 2008, the margins on the Partnership’s long-term debt ranged from 0.3% to 0.8%.
The aggregate annual long-term debt principal repayments required for periods subsequent to December 31, 2008 are $76.8 million (2009), $68.0 million (2010), $279.3 million (2011), $64.5 million (2012), $65.0 million (2013) and $829.0 million (thereafter).
Certain loan agreements require that minimum levels of tangible net worth and aggregate liquidity be maintained, provide for a maximum level of leverage, and require one of the Partnership’s subsidiaries to maintain restricted cash deposits. The Partnership’s ship-owning subsidiaries may not, among other things, pay dividends or distributions if the Partnership is in default under its term loans or revolving credit facilities.

TEEKAY GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
10.	Fair Value of Financial Instruments
Advances to joint venture — The fair value of the Partnership’s advances to joint venture approximate their carrying amounts reported in the accompanying consolidated balance sheet.
Long-term debt — The fair values of the Partnership’s fixed-rate and variable-rate long-term debt are either based on quoted market prices or estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities.
Advances to and from affiliates and joint venture partners — The fair value of the Partnership’s advances to and from affiliates and joint venture partners approximate their carrying amounts reported in the accompanying consolidated balance sheet.
Interest rate swap agreements — The fair value of the Partnership’s interest rate swaps, used for economic hedging purposes, is the estimated amount that the Partnership would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current credit worthiness of both the Partnership and the swap counterparties.
Other derivative — The Partnership’s other derivative agreement is between Teekay Corporation and the Partnership and relates to hire payments under the time-charter contract for the Toledo Spirit. The fair value of this derivative agreement is the estimated amount that the Partnership would receive or pay to terminate the agreement at the reporting date, based on the present value of the Partnership’s projection of future spot market tanker rates, which have been derived from current spot market tanker rates and long-term historical average rates.
The estimated fair value of the Partnership’s financial instruments is as follows:

	December 31, 2008
	Carrying	Fair
	Amount	Value
	$	$

Cash and cash equivalents and restricted cash	764,131	764,131
Advances from joint venture	(3,799)	(3,799)
Long-term debt (note 9)	(1,382,611)	(1,219,241)
Advances to and from affiliates	(64,481)	(64,481)
Advances from joint venture partners (note 7)	(1,236)	(1,236)
Derivative instruments (note 12)
Interest rate swap agreements — assets	167,390	167,390
Interest rate swap agreements — liabilities	(243,448)	(243,448)
Other derivative	(17,955)	(17,955)
The Partnership transacts all of its derivative instruments through investment-grade-rated financial institutions at the time of the transaction and requires no collateral from these institutions.
11.	Related Party Transactions
a) In connection with the Partnership’s initial public offering in May 2005, the Partnership entered into an omnibus agreement with Teekay Corporation, the General Partner and other related parties governing, among other things, when the Partnership and Teekay Corporation may compete with each other and certain rights of first offer on LNG carriers and Suezmax tankers.
In December 2006, the omnibus agreement was amended in connection with the initial public offering of Teekay Offshore Partners L.P (or Teekay Offshore). As amended, the agreement governs, among other things, when the Partnership, Teekay Corporation and Teekay Offshore may compete with each other and certain rights of first offer on LNG carriers, oil tankers, shuttle tankers, floating storage and offtake units and floating production, storage and offloading units.
b) On November 1, 2006, the Partnership agreed to acquire from Teekay Corporation its 70% interest in the Teekay Tangguh Joint Venture, which owns the two newbuilding Tangguh LNG Carriers and the related 20-year, fixed-rate time charters to service the Tangguh LNG project in Indonesia. The purchase originally was to be completed on or before the deliveries of both newbuildings to the charterers, which occurred in December 2008 and May 2009, respectively. However, the purchase has been delayed in order to determine a satisfactory tax structure for the transaction and, if the Partnership is unable to determine a satisfactory structure, it may not acquire the interest in the joint venture (see Note14c). If the transaction proceeds, the estimated purchase price (net of assumed debt) for Teekay Corporation’s 70% interest in the Teekay Tangguh Joint Venture would be $68.2 million. The customer under the charters for the Tangguh LNG Carriers will be The Tangguh Production Sharing Contractors, a consortium led by BP Berau Ltd., a subsidiary of BP plc. Teekay Corporation contracted to construct the two double-hull Tangguh LNG Carriers of 155,000 cubic meters each at a total estimated delivered cost of approximately $376.9 million, excluding capitalized interest, of which the Partnership is responsible for 70%. As at December 31, 2008, payments made towards these commitments by the Teekay Tangguh Joint Venture totaled $340.8 million, excluding $21.6 million of capitalized interest and other miscellaneous construction costs, and long-term financing arrangements existed for all of the remaining $36.1 million unpaid estimated cost of the LNG carriers. This remaining payment of $36.1 million was made in 2009. If it acquires Teekay Corporation’s interest in this project, the Partnership will have operational responsibility for the vessels. The remaining 30% interest in the Teekay Tangguh Joint Venture is held by BLT LNG Tangguh Corporation, a subsidiary of PT Berlian Laju Tanker Tbk.
During 2008, the Teekay Tangguh Joint Venture repaid $28.0 million of its contributed capital to its joint venture partners, Teekay Corporation and BLT LNG Tangguh Corporation.

TEEKAY GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
c) On November 1, 2006, the Partnership agreed to acquire from Teekay Corporation its 100% interest in Teekay Nakilat (III) which in turn owns 40% of the RasGas 3 Joint Venture. RasGas 3 Joint Venture owns the four RasGas 3 LNG carriers and related 25-year, fixed-rate time charters (with options to extend up to an additional 10 years) to service the expansion of an LNG project in Qatar. The customer is Ras Laffan Liquefied Natural Gas Co. Limited (3), a joint venture company between Qatar Petroleum and a subsidiary of ExxonMobil Corporation. The delivered cost of the four double-hulled RasGas 3 LNG Carriers of 217,000 cubic meters each was approximately $1.0 billion, excluding capitalized interest, of which the Partnership was responsible for 40% upon its acquisition of Teekay Corporation’s interest in the joint venture. The four vessels delivered between May and July 2008.
On May 6, 2008, the Partnership acquired Teekay Corporation’s 100% ownership interest in Teekay Nakilat (III) for a purchase price (net of assumed debt) of $110.2 million. This transaction was concluded between two entities under common control and, thus, the assets acquired were recorded at historical book value. The excess of the purchase price over the book value of the assets was accounted for as an equity distribution to Teekay Corporation. The remaining 60% interest in the RasGas 3 Joint Venture is held by QGTC 3. The Partnership has operational responsibility for the vessels in this project, although QGTC 3 may assume operational responsibility beginning 10 years following delivery of the vessels.
Teekay Nakilat (III) and QGTC were joint and several borrowers with respect to the RasGas 3 term loan and interest rate swap obligations. As a result, the Partnership has reflected on its December 31, 2007 balance sheet 100% of the RasGas 3 term loan and interest rate swap obligations rather than only 40% of such amounts. The loan and the joint venture partner’s share of the swap obligations are reflected on the Partnership’s December 31, 2007 balance sheet as advances to joint venture and advances to joint venture partner, respectively.
On December 31, 2008 Teekay Nakilat (III) and QGTC 3 novated the RasGas 3 term loan along with the related accrued interest of $871.3 million and deferred debt issuance costs of $4.1 million to the RasGas 3 Joint Venture. As a result of this transaction the Partnership’s long-term debt and accrued liabilities have decreased by $871.3 million and other assets decrease by $4.1 million. This transaction is offset by a decrease in the Partnership’s advances to the RasGas 3 Joint Venture. Also on December 31, 2008, Teekay Nakilat (III) and QGTC 3 novated their interest rate swap agreements to the RasGas 3 Joint Venture for no consideration. As a result, the RasGas 3 Joint Venture assumed all the rights, liabilities and obligations of Teekay Nakilat (III) and QGTC 3 under the terms of the RasGas 3 term loan and the interest rate swap agreements.
d) In April 2008, the Partnership acquired the two 1993-built Kenai LNG Carriers from Teekay Corporation for $230.0 million. The Partnership financed the acquisition with borrowings under one of its revolving credit facilities. The Partnership chartered the vessels back to Teekay Corporation at a fixed rate for a period of ten years (plus options exercisable by Teekay Corporation to extend up to an additional fifteen years).
e) As at December 31, 2008, non-interest bearing advances to affiliates totaled $8.6 million and non-interest bearing advances from affiliates totaled $73.1 million. These advances are unsecured and have no fixed repayment terms.
f) On July 28, 2008, Teekay Corporation signed contracts for the purchase of two technically advanced 12,000-cubic meter newbuilding Multigas ships (or the Skaugen Multigas Carriers) capable of carrying LNG, LPG or ethylene from subsidiaries of Skaugen. The Partnership agreed to acquire these vessels from Teekay Corporation upon delivery. The vessels are expected to deliver in the second half of 2010 for a total cost of approximately $94 million. Each vessel will commence service under 15-year fixed-rate charters to Skaugen.
g) The Partnership’s Suezmax tanker, the Toledo Spirit, which was delivered in July 2005, operates pursuant to a time-charter contract that increases or decreases the otherwise fixed hire rate established in the charter depending on the spot charter rates that the Partnership would have earned had it traded the vessel in the spot tanker market. The remaining term of the time-charter contract is 17 years, although the charterer has the right to terminate the time charter in July 2018. The Partnership has entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership as a result of spot rates being in excess of the fixed rate.
h) As at December 31, 2008 the Company has $3.7 million payable to the subsidiaries of Teekay Corporation relating to crewing and manning costs and is included as part of accounts payable and accrued liabilities in the Company’s consolidated balance sheet.
12.	Derivative Instruments
The Partnership uses derivative instruments in accordance with its overall risk management policy. The Partnership has not designated these derivative instruments as hedges for accounting purposes.
At December 31, 2008, the fair value of the derivative liability relating to the agreement between the Partnership and Teekay Corporation for the Toledo Spirit time charter contract was $18.0 million. The Partnership enters into interest rate swaps which either exchange a receipt of floating interest for a payment of fixed interest or a payment of floating interest for a receipt of fixed interest to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt and floating-rate restricted cash deposits. The Partnership has not, for accounting purposes, designated its interest rate swaps as cash flow hedges of its USD LIBOR denominated borrowings or restricted cash deposits.

TEEKAY GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
As at December 31, 2008, the Partnership was committed to the following interest rate swap agreements:

			Fair Value /
			Carrying	Weighted-
			Amount of	Average	Fixed
	Interest	Principal	Asset	Remaining	Interest
	Rate	Amount	(Liability)	Term	Rate
	Index	$	$	(years)	(%)(1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	478,825	(110,492)	28.1	4.9
U.S. Dollar-denominated interest rate swaps	LIBOR	226,122	(61,366)	10.2	6.2
U.S. Dollar-denominated interest rate swaps(3)	LIBOR	350,000	(68,236)	16.6	5.2
LIBOR-Based Restricted Cash Deposit:
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	477,135	167,390	28.1	4.8
EURIBOR-Based Debt:
Euro-denominated interest rate swaps(4)	EURIBOR	414,144	(3,354)	15.5	3.8

(1)	Excludes the margins the Partnership pays on its floating-rate debt, which, at December 31, 2008, ranged from 0.3% to 0.8% (see Note 8).

(2)	Principal amount reduces quarterly commencing upon delivery of each LNG newbuilding financed with the indebtedness.

(3)	Interest rate swaps held in Teekay Tangguh, a variable interest entity of which the Partnership is the primary beneficiary (see Note 10b).

(4)	Principal amount reduces monthly to 70.1 million Euros ($97.9 million) by the maturity dates of the swap agreements.
The Partnership is exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreement. In order to minimize counterparty risk, the Partnership only enters into derivative transactions with counterparties that are rated A or better by Standard & Poor’s or Aa3 by Moody’s at the time of the transactions. In addition, to the extent practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
13.	Commitments and Contingencies
a) In December 2003, the FASB issued FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (or FIN 46(R)). In general, a variable interest entity (or VIE) is a corporation, partnership, limited-liability company, trust or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. If a party with an ownership, contractual or other financial interest in the VIE is obligated to absorb a majority of the risk of loss from the VIE’s activities, is entitled to receive a majority of the VIE’s residual returns (if no party absorbs a majority of the VIE’s losses), or both, then FIN 46(R) requires that this party consolidate the VIE.
The Partnership consolidated Teekay Tangguh and Teekay Nakilat (III) in its consolidated financial statements effective November 1, 2006, as both entities became VIEs and the Partnership became their primary beneficiary on that date upon the Partnership’s agreement to acquire all of Teekay Corporation’s interests in these entities (see Notes 11b and 11c). The Partnership has also consolidated the Skaugen Multigas Carriers that it has agreed to acquire from Teekay Corporation as the Skaugen Multigas Carriers became VIEs and the Partnership became a primary beneficiary when Teekay Corporation purchased the newbuildings on July 28, 2008 (see Note 11f). Upon the Partnership’s acquisition of Teekay Nakilat (III) on May 6, 2008, Teekay Nakilat (III) no longer constituted a VIE. The assets and liabilities of Teekay Tangguh and the Skaugen Multigas Carriers are reflected in the Partnership’s financial statements at historical cost as the Partnership and the VIE are under common control.

TEEKAY GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
The following table summarizes the combined balance sheets of Teekay Tangguh and the Skaugen Multigas Carriers as at December 31, 2008:

December 31,
2008
$
ASSETS
Cash and cash equivalents	22,939
Other current assets	6,140
Vessels and equipment
At cost, less accumulated depreciation of $620	208,841
Advances on newbuilding contracts	200,557

Total vessels and equipment	409,398
Other assets	7,449

Total assets	445,926

LIABILITIES AND SHAREHOLDER’S EQUITY
Accounts payable	60
Accrued liabilities and other current liabilities (1)	26,495
Accrued liabilities and other current liabilities	24,135
Advances from affiliates and joint venture partners	50,391
Long-term debt (1)	113,611
Long-term debt	162,693
Other long-term liabilities	85,551

Total liabilities	462,936
Total shareholder’s (deficit) equity	(17,010)

Total liabilities and shareholder’s deficit	445,926

(1)	As at December 31, 2008, long-term debt related to newbuilding vessels to be delivered was $140.1 million.
The Partnership’s maximum exposure to loss at December 31, 2008, as a result of its commitment to purchase Teekay Corporation’s interests in Teekay Tangguh and Skaugen Multigas Carriers, is limited to the purchase price of its interest in both entities, which is expected to be approximately $162.2 million.
b) In December 2006, the Partnership announced that it has agreed to acquire three LPG carriers from Skaugen, which engages in the marine transportation of petrochemical gases and LPG and the lightering of crude oil, for approximately $33 million per vessel. The first vessel delivered in April 2009 and the remaining two vessels are expected to deliver between late 2009 and mid-2010. The Partnership will acquire the vessels upon their deliveries and will finance their acquisition through existing or incremental debt, surplus cash balances, proceeds from the issuance of additional common units or combinations thereof. Upon delivery, the vessels will be chartered to Skaugen at fixed rates for a period of 15 years. Subsequent to December 31, 2008 the first vessel was delivered and has commenced operations.
c) The Partnership intends to purchase Teekay Corporation’s interest in the Teekay Tangguh Joint Venture in 2009. However, the Partnership is seeking to structure the project in a tax efficient manner and has requested a ruling from the U.S. Internal Revenue Service related to the type of structure that it intends to use for this project. The Partnership does not intend to complete the purchase until a favorable ruling is obtained, which is anticipated to be received in the coming months. If the Partnership does not receive a favorable ruling, the Partnership will (i) seek to restructure the project, which may provide the Partnership less benefit than was originally anticipated or (ii) require certain tax elections to be made by unitholders in order to avoid adverse tax consequences. If any of these alternatives are not satisfactory to the Partnership, the Partnership may not acquire Teekay Corporation’s interest in the carriers. If the possibility of the Partnership not acquiring the interests in the Teekay Tangguh Joint Venture becomes more than remote, the Partnership may no longer account for the entity as a variable interest entity (as described above in Note 13a), and the Partnership would need to reconsider its consolidation of the entity.

TEEKAY GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
14.	Supplemental Information
The following balance sheet shows the consolidation of the Teekay GP L.L.C. balance sheet on a stand-alone basis with the balance sheet of Teekay LNG Partners L.P. as of December 31, 2008.

	Teekay GP	Consolidation of
	L.L.C.	Teekay LNG
	Stand-alone	Partners L.P.	Consolidated
	$	$	$
ASSETS
Current
Cash and cash equivalents	3,541	117,641	121,182
Restricted cash — current	—	28,384	28,384
Accounts receivable	—	5,793	5,793
Prepaid expenses	—	5,329	5,329
Other current assets	—	7,266	7,266
Current portion of derivative assets	—	13,078	13,078
Advances to affiliates	—	8,583	8,583

Total current assets	3,541	186,074	189,615

Restricted cash — long-term	—	614,565	614,565
Vessels and equipment
At cost, less accumulated depreciation of $121,233	—	1,078,526	1,078,526
Vessels under capital leases, at cost, less accumulated depreciation of $106,975	—	928,795	928,795
Advances on newbuilding contracts	—	200,557	200,557

Total vessels and equipment	—	2,207,878	2,207,878

Investment in joint venture	—	64,382	64,382
Other assets	8,536	18,730	27,266
Derivative assets	—	154,248	154,248
Intangible assets — net	—	141,805	141,805
Goodwill	—	35,631	35,631

Total assets	12,077	3,423,313	3,435,390

LIABILITIES AND MEMBER’S/PARTNERS’ EQUITY
Current
Accounts payable	—	10,838	10,838
Accrued liabilities	—	24,071	24,071
Unearned revenue	—	9,705	9,705
Current portion of long-term debt	—	76,801	76,801
Current obligations under capital lease	—	147,616	147,616
Current portion of derivative liabilities	—	35,182	35,182
Advances from joint venture partners	—	1,236	1,236
Advances from affiliates	1,000	72,064	73,064

Total current liabilities	1,000	377,513	378,513

Long-term debt	—	1,305,810	1,305,810
Long-term obligations under capital lease	—	669,725	669,725
Derivative liabilities	—	225,420	225,420
Other long-term liabilities	—	44,668	44,668

Total liabilities	1,000	2,623,136	2,624,136

Non-controlling interest	—	792,596	792,596

Member’s/Partners’ equity
Member’s/Partners’ equity	11,077	7,581	18,658

Total member’s/partners’ equity	11,077	7,581	18,658

Total liabilities and member’s/partners’ equity	12,077	3,423,313	3,435,390

TEEKAY GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
15.	Subsequent Events
a) On March 30, 2009, the Partnership completed a follow-on public offering of 4.0 million common units at a price of $17.60 per unit, for gross proceeds of approximately $70.4 million. As a result of the offering, the Partnership has raised gross equity proceeds of $71.8 million (including the General Partner’s proportionate capital contribution), and Teekay Corporation’s ownership of the Partnership has been reduced from 57.7% to 53.0% (including its 2% percent general partner interest). The Partnership used the total net proceeds from the offerings of approximately $68.5 million to prepay amounts outstanding on two of its revolving credit facilities.
b) Teekay Corporation currently charters the Kenai LNG Carriers from the Partnership and then charters them out to a joint venture between Marathon Oil Corporation and ConocoPhillips. If this joint venture ceases to charter the Kenai LNG Carriers, Teekay Corporation will have the right to cause the conversion of the carriers to floating units. If converted, Teekay Corporation would initially pay conversion costs and continue to pay the time charter rate, adjusted to reflect the lack of vessel operating expense. Upon delivery of a converted carrier, the Partnership would reimburse Teekay Corporation for the conversion cost, but would receive an increase in the charter rate to account for the capital expenditure to convert the vessel. In addition, because Teekay Corporation is providing at least ten years of stable cash flow to the Partnership, the Partnership has agreed that it will not be required to offer to the Partnership under other existing agreements any re-charter opportunity for the carriers and the Partnership will share in the profits of any future charter or floating unit project in excess of a specified rate of return for the project. The Partnership has granted Teekay Corporation a right of refusal on any sale of the Kenai LNG Carriers to a third party.
On March 12, 2009 Teekay Corporation entered into a joint development and option agreement with Merrill Lynch Commodities, Inc. (MLCI), giving MLCI the option to purchase one of the Kenai LNG Carriers, the Arctic Spirit, for conversion to an LNG floating production, storage and offload unit (FPSO). Because the Partnership charters the Arctic Spirit to Teekay Corporation, Teekay Corporation will continue to pay the Partnership the charter rate while the Arctic Spirit is subject to the option. If MLCI exercises the option and purchases the vessel from the Partnership, the Partnership and Teekay Corporation have the right to participate up to 50% in the conversion and charter project on terms that will be determined as the project progresses. If the option is not exercised, the Partnership will continue to charter the Arctic Spirit to Teekay Corporation on the current terms, and Teekay Corporation’s floating unit conversion rights described above will continue. The agreement with MLCI also provides that if the conversion of the Arctic Spirit to an FPSO proceeds, the Partnership and Teekay Corporation will negotiate, along with an equity investment, a similar option for a designee of MLCI to purchase the second Kenai LNG Carrier, the Polar Spirit, for a specified amount when it comes off charter.
c) During 2009 the Partnership expects to incur restructuring costs of approximately $3 million in connection with the transfer of certain ship management functions from the Partnership’s office in Spain to a subsidiary of Teekay Corporation.